February 25, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Nex Neo Tech Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 29, 2026

File No. 333-291806

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated January 13, 2026 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Anastasiia Reish, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-291806) that was initially submitted to the Commission on 29th of January (the “Amendment No. 1”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover page

1.	We note your disclosure that Anastasiia Reish "beneficially owns and controls 100% of your outstanding common stock and voting power, including the related reduced reporting requirements available to emerging growth companies." It is not clear how Anastasiia Reish's beneficial ownership relates to emerging growth company reporting requirements. Please clarify or remove this disclosure.

The Company acknowledges the Staff’s comment and has revised the Prospectus to remove the reference suggesting that Anastasiia Reish’s beneficial ownership is related to the reduced reporting requirements available to emerging growth companies. The Prospectus now clarifies that Anastasiia Reish, our officer and director, beneficially owns and controls 100% of our outstanding common stock and voting power.

Management's Discussion and Analysis or Plan of Operation Liquidity and Capital Resources, page 27

2.	We note your response to prior comment 8 and reissue in part. Please revise to provide consistent disclosure regarding your funding for the next twelve months. For example, you disclose on page 6 that you require $30,625 to implement your plan of operations in the next twelve months, while you disclose on page 28 that you need $61,250 to develop your business and $30,625 would be sufficient only to cover professional fees and minimal business development.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to provide consistent information regarding funding required for the next twelve months.

The revised disclosure clarifies that $30,625 represents the minimum offering amount that would allow the Company to cover professional fees and minimal business development expenses for the next twelve months.

Financial Statements

Note 10. Subsequent Events, page F-12

3.	We note your revision in response to prior comment 7. Please disclose the actual date through which subsequent events were evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This comment also applies to Note 9 to the unaudited interim financial statements. Refer to ASC 855-10-50-1.

The Company acknowledges the Staff’s comment and has revised the disclosure to specify the actual date through which subsequent events were evaluated and to clarify whether such date represents the date the financial statements were issued or the date they were available to be issued. The revised disclosure appears on pages F-12 and F-22.

Balance Sheets, page F-14

4.	We note the “asset in progress” balance of $48,800 on your unaudited balance sheet as of November 30, 2025. Please disclose the nature of the underlying asset and your related accounting policy. We also note your inclusion of the increase in “asset in progress” in the operating activities section of your cash flow statement. Please explain to us your basis for this presentation including references to the authoritative accounting literature that you relied upon and your consideration of classification within investing activities.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 5 to describe the nature of the “asset in progress” balance and its related accounting policy. As disclosed, the balance represents software-related development costs under a software development agreement entered into on November 3, 2025.

Nex Neo Tech Inc.

By:	/s/	Anastasiia Reish
	Name:	Anastasiia Reish
	Title:	President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)